October 19, 2007

Mail Stop 4561

Mr. Edward C. Ashby, III
President and Chief Executive Officer
Surrey Bancorp
145 North Renfro Street
P.O. Box 1227
Mount Airy, NC 27030

Re: Surrey Bancorp
Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed March 26, 2007
Forms 10-QSB for Fiscal Quarter Ended
March 31, 2007 and June 30, 2007
File Number: 000-50313

Dear Mr. Ashby:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB, filed March 26, 2007

Exhibit 13.1

Note 1. Organization and Summary of Significant Accounting Policies

Loans Held for Sale, page 11

1.   We note your disclosure that the guaranteed portion of government guaranteed loans originated in the normal course of business are sometimes sold into the secondary market. We also note from subsequently filed Forms 10-QSB that you entered into a program to sell these loans in 2005. Please address the following:

- tell us the amount these guaranteed loans you have originated for each period presented;
- tell us the amounts you have retained in your portfolio as opposed to selling in the secondary market for each period presented;
- tell us the typical time period it takes from the origination of these loans until the determination is made to sell these loans;
- tell us if you are classifying the guaranteed portion of these loans as held for investment or held for sale. Please refer to paragraph 8(a) of SOP 01-6;
- tell us if upon the decision to sell the guaranteed portion of these loans you reclassify these loans as held for sale; and
- tell us how you are classifying originations and subsequent sales of these loans in your Statement of Cash Flows. Please refer to paragraph 9 of SFAS 102.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding this comment.

Sincerely,

John P. Nolan
Accounting Branch Chief